                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*



                         SHELBOURNE PROPERTIES I, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   821373107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

    DAVID J. HEYMANN, ESQ.                    MARK I. FISHER, ESQ.
    100 JERICHO QUADRANGLE, SUITE 214         C/O ROSENMAN & COLIN LLP
    JERICHO, NEW YORK  11753                  575 MADISON AVENUE
    (516) 681-3636                            NEW YORK, NEW YORK  10022
                                              (212) 940-8877

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)




                                 APRIL 18, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------
CUSIP No.   821373107

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Millennium Funding II Corp.
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

          SOURCE OF FUNDS
   4
           OO
--------- ----------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------- ----------------------------------------------------------
                                  SOLE VOTING POWER
     NUMBER OF
                          7       219,099 shares
       SHARES
                      ---------------------------------------------------------
    BENEFICIALLY          8       SHARED VOTING POWER

      OWNED BY        ---------------------------------------------------------
                                  SOLE DISPOSITIVE POWER
        EACH
                          9       219,099 shares
     REPORTING
                      ---------------------------------------------------------
       PERSON
                         10       SHARED DISPOSITIVE POWER
        WITH
--------------------- ----------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          219,099 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.34%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        SCHEDULE 13D



----------------------------------------------

CUSIP No.   821373107

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Resources High Equity, Inc.
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS
   4
           OO
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------

     NUMBER OF              7   SOLE VOTING POWER

       SHARES                   61,896 shares
                     ---------------------------------------------------------
    BENEFICIALLY
                            8   SHARED VOTING POWER

      OWNED BY       ---------------------------------------------------------
                            9   SOLE DISPOSITIVE POWER
        EACH
                                61,896 shares
     REPORTING      ---------------------------------------------------------

       PERSON              10   SHARED DISPOSITIVE POWER

        WITH
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          61,896 shares

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [  ]

--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.90%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------

CUSIP No.   821373107

--------- ----------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Presidio AGP Corp.
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
                            7   SOLE VOTING POWER
     NUMBER OF
                                1,263 shares
                       ---------------------------------------------------------
       SHARES

    BENEFICIALLY            8   SHARED VOTING POWER

      OWNED BY
                       ---------------------------------------------------------
        EACH                9   SOLE DISPOSITIVE POWER

     REPORTING                  1,263 shares
                       ---------------------------------------------------------
       PERSON
                           10   SHARED DISPOSITIVE POWER
        WITH
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,263 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          .1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   SCHEDULE 13D

----------------------------------------------

CUSIP No.   821373107
----------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millennium Funding I LLC
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) [ ]

--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

          SOURCE OF FUNDS*
   4
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------- ---------- -----------------------------------------------

     NUMBER OF            7       SOLE VOTING POWER

       SHARES                     10,053 shares
                      ---------- ----------------------------------------------
    BENEFICIALLY          8       SHARED VOTING POWER

      OWNED BY
                      ---------- ----------------------------------------------
        EACH
                          9       SOLE DISPOSITIVE POWER
     REPORTING
                                  10,053 shares
       PERSON         ---------- ----------------------------------------------

                         10       SHARED DISPOSITIVE POWER
        WITH

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          10,053 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [  ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.80%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          OO
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------

CUSIP No.   821373107
----------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millennium Funding II LLC
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------

     NUMBER OF          7     SOLE VOTING POWER

       SHARES                 131,592 shares
                       ---------- ----------------------------------------------
    BENEFICIALLY
                        8     SHARED VOTING POWER
      OWNED BY
                       ---------- ----------------------------------------------
        EACH
                        9     SOLE DISPOSITIVE POWER

     REPORTING                131,592 shares
                       ---------- ----------------------------------------------
       PERSON
                       10     SHARED DISPOSITIVE POWER
        WITH
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          131,592 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]


--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          10.42%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          OO
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------

CUSIP No.   821373107
----------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio Capital Corp.
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          Not applicable
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

--------- ----------------------------------------------------------------------
                          7    SOLE VOTING POWER
     NUMBER OF
                               282,258 shares (1)
       SHARES       -----------------------------------------------------------
                          8    SHARED VOTING POWER
    BENEFICIALLY

      OWNED BY      -----------------------------------------------------------

        EACH              9    SOLE DISPOSITIVE POWER

     REPORTING                 282,258 shares (1)
                    -----------------------------------------------------------
       PERSON            10    SHARED DISPOSITIVE POWER

        WITH
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          282,258 shares (1)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          22.34%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


           HC
--------- ----------------------------------------------------------------------


--------------
(1) Comprised of shares owned by Millennium Funding II Corp., Resources High Equity, Inc. and Presidio AGP Corp.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------

CUSIP No.   821373107
----------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio Capital Investment Company, LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                      (b)   [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not applicable
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           [  ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------- ----------------------------------------------------------------------

     NUMBER OF           7  SOLE VOTING POWER

       SHARES               423,903 shares (1)
                     ----------------------------------------------------------
    BENEFICIALLY
                         8  SHARED VOTING POWER
      OWNED BY
                     ----------------------------------------------------------
        EACH
                         9   SOLE DISPOSITIVE POWER
     REPORTING
                             423,903 shares (1)
       PERSON        ----------------------------------------------------------

        WITH            10   SHARED DISPOSITIVE POWER


--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          423,903 shares (1)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.56%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

           OO
--------- ----------------------------------------------------------------------


(1) Comprised of shares owned by Millennium Funding II Corp., Resources High Equity, Inc., Presidio AGP Corp., Millennium Funding I LLC and Millennium Funding II LLC.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        SCHEDULE 13D

----------------------------------------------

CUSIP No.   821373107
----------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NorthStar Partnership, L.P.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) [ ]

--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not applicable
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

---------- ---------------------------------------------------------------------

     NUMBER OF           7     SOLE VOTING POWER

       SHARES                  423,903 shares(1)
                       -------------------------------------------------------
    BENEFICIALLY

      OWNED BY           8     SHARED VOTING POWER

        EACH           -------------------------------------------------------

     REPORTING
                         9     SOLE DISPOSITIVE POWER
       PERSON
                               423,903 shares(1)
        WITH
                       ------------------------------------------------------

                        10     SHARED DISPOSITIVE POWER


--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          423,903 shares(1)

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.56%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

(1) Comprised of shares owned by Millennium Funding II Corp., Resources High Equity, Inc., Presidio AGP Corp., Millennium Funding I LLC and Millennium Funding II LLC.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------

CUSIP No.   821373107
----------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NorthStar Capital Investment Corp.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) [ ]

--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not applicable

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland
--------------------- ---------- -----------------------------------------------

     NUMBER OF               7    SOLE VOTING POWER

       SHARES                     423,903 shares(1)

    BENEFICIALLY       ---------- ----------------------------------------------

      OWNED BY               8    SHARED VOTING POWER

        EACH
                       ---------- ----------------------------------------------
     REPORTING
                             9    SOLE DISPOSITIVE POWER
       PERSON

        WITH                      423,903 shares(1)
                      ---------- ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER


--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          423,903 shares(1)

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.56%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------

(1) Comprised of shares owned by Millennium Funding II Corp., Resources High Equity, Inc., Presidio AGP Corp., Millennium Funding I LLC and Millennium Funding II LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Shelbourne Properties I, Inc. (the "Company"). The principal executive offices of the Company are located at Five Cambridge Center, 9th floor, Cambridge, MA 02142.


Item 2. Identity and Background

     (a)-(c) This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by Millennium Funding II Corp., a Delaware corporation, ("MFC II Corp."), Resources High Equity, Inc. a Delaware corporation ("RHE"), Presidio AGP Corp., a Delaware corporation ("AGP"), Millennium Funding I LLC, a Delaware limited liability company ("Millennium I LLC"), Millennium Funding II LLC, a Delaware limited liability company ("Millennium II LLC"), Presidio Capital Corp., a British Virgin Islands corporation ("Presidio"), Presidio Capital Investment Company, LLC, a Delaware limited liability company ("PCIC"), NorthStar Partnership, L.P., a Delaware limited partnership ("NorthStar Partnership") and NorthStar Capital Investment Corp., a Maryland corporation ("NCIC", and collectively with MFC II Corp., RHE, AGP, Millennium I LLC, Millennium II LLC, PCC, PCIC, and NorthStar Partnership, the "Reporting Persons").

     Each of MFC II Corp., RHE and AGP is a direct or indirect wholly-owned subsidiary of Presidio. Each of Presidio, Millennium I LLC and Millennium II LLC are wholly-owned by PCIC. The majority interest in PCIC is held by NorthStar Partnership, the general partner of which is NCIC.

     The business address of each of MFC II Corp., RHE, AGP and Presidio is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA 02142. The business address of each of Millennium I LLC, Millennium II LLC, PCIC, NorthStar Partnership and NCIC is 527 Madison Avenue, New York, New York 10022.

     The principal business of NCIC is that of a real estate investment company. Each of the other Reporting Person is controlled by NCIC and is engaged in owning and/or investing in various types of assets.

     For certain information concerning the executive officers and directors of MFC II Corp., RHE, AGP, Presidio, PCIC, and NCIC, see Schedule 1.

     (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Each of the individuals listed on Schedule 1 hereto, is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to an Agreement and Plan of Merger between the Company, Integrated Resources High Equity Partners, Series 85, A California Limited Partnership ("High Equity") and Shelbourne Properties I L.P. ("Shelbourne LP"), effective April 18, 2001 High Equity was merged with and into Shelbourne LP, a wholly-owned subsidiary of the Company (the "Merger"). In the Merger, each limited partnership unit in High Equity was exchanged for three shares of Common Stock of the Company and the general partner interests in High Equity held by RHE and AGP (collectively, the "General Partners") were exchanged for an aggregate of 63,159 shares of Common Stock of the Company. All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired in the Merger in exchange for partnership interests in High Equity previously owned by the Reporting Persons.


Item 4. Purpose of Transaction.

     In April 1999, the California Superior Court approved the terms of the settlement (the "Settlement") of a class action and derivative litigation involving High Equity. Under the terms of the Settlement, among other things, the General Partners were required to use their best efforts to reorganize High Equity into a real estate investment trust or other entity whose shares will be listed on a national securities exchange or on the NASDAQ National Market System. In this regard, pursuant to a Prospectus/Consent Solicitation Statement dated February 8, 2001 (the "Consent Solicitation Statement"), the General Partners solicited the consents of limited partners of High Equity to the Merger. Upon the expiration of the solicitation period on April 16, 2001, the requisite consents were obtained and on April 18, 2001, the Merger was consummated. The Company's business is managed by Shelbourne Management LLC, the sole member of which is PCIC, pursuant to the terms of an advisory agreement. In addition, many of the officers and/or directors of the Company, are also officers and/or directors of certain of the Reporting Persons. The Reporting Persons and their affiliates intend to manage the affairs of the Company in the manner described in the Consent Solicitation Statement.

Item 5. Interest in Securities of the Issuer.

     (a-b) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 1,263,189 shares of Common Stock.

     As of the close of business on April 26, 2001:

          (i) MFC II Corp. owns 219,099 shares which constitute approximately 17.34% of the shares of Common Stock outstanding. MFC II Corp. has the sole power to vote and dispose of all such shares;

          (ii) RHE owns 61,896 shares which constitute approximately 4.9% of the shares of Common Stock outstanding. RHE has the sole power to vote and dispose of all such shares;

          (iii) AGP owns 1,263 shares which constitute approximately .1% of the shares of Common Stock outstanding. AGP has the sole power to vote and dispose of all such shares;

          (iv) Millennium I LLC owns 10,053 shares which constitute approximately .8% of the shares of Common Stock outstanding. Millennium I LLC has the sole power to vote and dispose of all such shares;

          (v) Millennium II LLC owns 131,592 shares which constitute approximately 10.42% of the shares of Common Stock outstanding. Millennium II LLC has the sole power to vote and dispose of all such shares;

          (vi) Each of MFC II Corp., RHE and AGP is wholly-owned by Presidio. Accordingly, Presidio may be deemed to beneficially own the aggregate 282,258 shares which are beneficially owned by MFC II Corp., RHE and AGP. Such shares constitute approximately 22.34% of the shares of Common Stock outstanding. Presidio has the sole power to vote and dispose of all such shares in its control capacity with respect to such entities;

          (vii) Each of Presidio, Millennium I LLC and Millennium II LLC is wholly-owned by PCIC. Accordingly, PCIC may be deemed to beneficially own the aggregate 423,903 shares which are beneficially owned by Millennium I LLC, Millennium II LLC, and Presidio. Such shares constitute approximately 33.56% of the outstanding shares of Common Stock. PCIC has the sole power to vote and dispose of all such shares in its control capacity with respect to such entities;

          (viii) The majority interest in PCIC is held by NorthStar Partnership. Accordingly, NorthStar Partnership may be deemed to beneficially own the aggregate 423,903 shares which are beneficially owned by PCIC. Such shares constitute approximately 33.56% of the outstanding shares of Common Stock. NorthStar Partnership has the sole power to vote and dispose of all such shares in its control capacity with respect to PCIC;

          (ix) NCIC is the general partner and majority owner of NorthStar Partnership. Accordingly, NCIC may be deemed to beneficially own the aggregate 423,903 shares which are beneficially owned by NorthStar Partnership. Such shares constitute approximately 33.56% of the outstanding shares of Common Stock. NCIC has the sole power to vote and dispose of all such shares in its control capacity with respect to NorthStar Partnership.

     (c) Reference is made to Item 3 above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                  Dated: April 27, 2001

MILLENNIUM FUNDING II LLC                     NORTHSTAR PARTNERSHIP, L.P.

By: Presidio Capital Investment              By:  NorthStar Capital Investment
    Company, LLC, its member                      Corp., its general partner

By:        /s/ David King                    By:  /s/ David King
          --------------------------             -----------------------------
Name:      David King                         Name:  David King
Title:     President                          Title: Vice President


MILLENNIUM FUNDING II CORP.                   RESOURCES HIGH EQUITY, INC.

By:       /s/ Peter Braverman                 By:  /s/ Peter Braverman
          --------------------------               -----------------------------
Name:       Peter Braverman                   Name:   Peter Braverman
Title:      Vice President                    Title:  Vice President

PRESIDIO CAPITAL CORP.

By:       /s/ Peter Braverman                 MILLENNIUM FUNDING I LLC
         ---------------------------
Name:       Peter Braverman                   By: Presidio Capital Investment
Title:      Vice President                        Company, LLC, its sole member

PRESIDIO CAPITAL INVESTMENT
COMPANY, LLC                                      /s/ David Braverman
                                              By: -----------------------------
By:       /s/ David King                      Name:   David King
          --------------------------          Title:  President
Name:       David King
Title:      President

                                              PRESIDIO AGP CORP.
NORTHSTAR CAPITAL INVESTMENT CORP.
                                                  /s/ Peter Braverman
                                              By: -----------------------------
By:       /s/ David King                      Name:   Peter Braverman
          --------------------------          Title:  Vice President
Name:      David King
Title:     Vice President

                                   EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(k)

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of Common Stock of Shelbourne Properties I, Inc.

  MILLENNIUM FUNDING II LLC               NORTHSTAR PARTNERSHIP, L.P.

  By:      Presidio Capital Investment    By:      NorthStar Capital Investment
           Company, LLC, its member                Corp., its general partner

  By:        /s/ David King               By:    /s/ David King
            ----------------------              ---------------------------
  Name:      David King                   Name:    David King
  Title:     President                    Title:   Vice President


  MILLENNIUM FUNDING II CORP.             RESOURCES HIGH EQUITY, INC.
  `
  By:        /s/ Peter Braverman
            -----------------------
  Name:       Peter Braverman             By:   /s/ Peter Braverman
  Title:      Vice President                   ----------------------------
                                          Name:   Peter Braverman
                                          Title:  Vice President


  PRESIDIO CAPITAL CORP.

  By:       /s/ Peter Braverman           MILLENNIUM FUNDING I LLC
           -------------------------
  Name:       Peter Braverman
  Title:      Vice President              By:    Presidio Capital Investment
                                                 Company, LLC, its sole member
  PRESIDIO CAPITAL INVESTMENT
  COMPANY, LLC
                                          By:     /s/ David King
                                                 ----------------------------
  By:       /s/ David King                Name:   David King
           -------------------------      Title:  President
  Name:       David King
  Title:      President

                                          PRESIDIO AGP CORP.
  NORTHSTAR CAPITAL INVESTMENT CORP.

                                          By:  /s/ Peter Braverman
  By:       /s/ David King                    -----------------------------
           -------------------------      Name:  Peter Braverman
  Name:      David King                   Title: Vice President
  Title:     Vice President

                                   Schedule 1

     Set forth below is certain information regarding the executive officers and directors of Millennium Funding II Corp., Resources High Equity, Inc. and Presidio AGP Corp. (together, the "PCC Entities"), Presidio Capital Corp. ("Presidio"), Presidio Capital Investment Company, LLC ("PCIC"), and NorthStar Capital Investment Corp. ("NCIC").

     Peter W. Ahl is a Vice-President of NCIC and NP Holding. Mr. Ahl joined NorthStar Capital Investment Corp. in 1997. Mr. Ahl is also a Director of the Company. Mr. Ahl's current business address is 527 Madison Avenue, New York, New York 10022.

     Jeffrey H. Aronson is a Manager of PCIC. Mr. Aronson is a Managing Director of Angelo Gordon & Co. Mr. Aronson's current business address is 245 Park Avenue, New York, New York 10167.

     Michael L. Ashner is the President and a director of the PCC Entities and the President of Presidio. Mr. Ashner has been the Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership, and its affiliates since January 1996 as well as the Chief Executive Officer of The Newkirk Group. Mr. Ashner is also the President and a Director of the Company. Mr. Ashner's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA 02142.

     Peter Braverman is a Vice-President and Assistant Secretary of the PCC Entities and Presidio. Mr. Braverman has been the Executive Vice-President of Winthrop Financial Associates, A Limited Partnership and its affiliates since January 1996 as well as the Executive Vice-President of The Newkirk Group. Mr. Braverman is also a Vice President of the Company. Mr. Braverman's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA, 02142.

     Martin L. Edelman, is a director of NCIC. Mr. Edelman is of counsel to Paul, Hastings, Janofsky & Walker LLP, specializing primarily in real estate and corporate transactions. He has done extensive work in Europe, Mexico, Canada and recently in Japan. Mr. Edelman has been a guest lecturer at various institutionally sponsored seminars. Mr. Edelman is a director of Northstar Capital Partners, Delancey Estates PLC., Cendant Incorporated and Capital Trust. He has been a real estate advisor to Quantum Realty Partners/Soros Real Estate Partners since 1992. Mr. Edelman's business address is located at 75 East 55th Street, New York, New York 10022


     Richard Georgi is a director of NCIC. Mr. Georgi is a Managing Partner of Soros Real Estate Partnership and is responsible for the Soros group of funds (includng Quantum Realty Fund and the Soros Real Estate Investor CV) global real estate investments. Mr. Georgi's current business address is 83 Pall Mall, London SW1Y5ES, England.

     Marc Gordon is a Vice-President and Assistant Secretary of NCIC. Mr. Gordon joined NorthStar Capital Investment Corp. in October 1997. Mr. Gordon's current business address is 527 Madison Avenue, New York, New York 10022.

     David Hamamoto is a director of Presidio, a co-Chairman of the Board, co-Chief Executive Officer and co-President of NCIC and a Vice President and Manager of PCIC. Mr. Hamamoto co-founded NorthStar Capital Partners, LLC with
W. Edward Scheetz in July 1997. Mr. Hamamoto is also a Director of the Company. Mr. Hamamoto's current business address is 527 Madison Avenue, New York, New York 10022.

     Christopher M. Jeffries is a director of NCIC. Mr. Jeffries is a founder of Millennium Partners, a developer of mixed-use, urban entertainment and living centers. Mr. Jeffries' current business address is 1995 Broadway, New York, New York 10021.

     Steven B. Kauff is a Vice President of NCIC, a director and Vice-President of Presidio and a Vice-President of the PCC Entities. Mr. Kauff joined NorthStar Capital Investment Corp. in July 1999. Mr. Kauff is also a Vice President of the Company. Mr. Kauff's current business address is 527 Madison Avenue, New York, New York 10022.

     Thomas L. Kempner, Jr. is a Manager of PCIC. Mr. Kempner is a partner at M.H. Davidson & Co. and specializes in distressed securities. Mr. Kempner is presently a member of the Yale Development Board and serves on the boards of the USA Cycling Development Foundation and the St. Bernard's School in New York. Mr. Kempner's business address is located at 885 Third Avenue, Suite 3300, New York, New York, 10022.


     David G. King, Jr., is a Vice-President and Assistant Treasurer of NCIC, the President and Chief Executive Officer and a Manager of PCIC, a Vice-President and director of Presidio and a Vice-President of the PCC Entities. Mr. King joined NorthStar Capital Partners LLC, a real estate investment company, in November 1997. Mr. King is also a Vice President and Director of the Company. Mr. King's current business address is 527 Madison Avenue, New York, New York 10022.

     Dallas E. Lucas is a director and Vice-President of Presidio, a Vice-President of the PCC Entities, the Secretary, Treasurer and Chief Financial Officer and a Manager of PCIC and the Chief Financial Officer, Treasurer, a Vice-President and a director of NCIC. Mr. Lucas joined NorthStar Capital Partners, LLC in August 1998. Mr. Lucas is also a Vice President and Director of the Company. Mr. Lucas' current business address is 527 Madison Avenue, New York, New York 10022.

     Richard McCready is a Vice-President and Secretary of NCIC. Mr. McCready joined NorthStar Capital Partners, LLC in March 1998. Mr. McCready's current business address is 527 Madison Avenue, New York, New York 10022.

     John A. Motulsky is a Manager of PCIC. Mr. Motulsky is a senior portfolio manager for Stonehill Capital Management LLC and a Managing General Partner of each of the Stonehill investment funds. Mr. Motulsky's principal business address is c/o Stonehill Capital Management, 126 East 56th Street, 9th Floor, New York, New York 10022.

     W. Edward Scheetz is a director of Presidio, a co-Chairman of the Board, co-Chief Executive Officer and co-President of NCIC and a Vice President and Manager of PCIC. Mr. Scheetz co-founded NorthStar Capital Partners, LLC with David Hamamoto in July 1997. Mr. Scheetz is also a Director of the Company. Mr. Scheetz' current business address is 527 Madison Avenue, New York, New York 10022.

     Robert Soros is a director of NCIC. Mr. Soros is Chief Executive Officer of Soros Fund Management LLC. Mr. Soros is a member of the Board of MenuDirect Corporation, Stratum Realty Fund and Wang Healthcare Information Systems. Mr. Soros' current business address is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

     Lara Sweeney is a Vice-President and Assistant Secretary of Presidio and the PCC Entities. Ms. Sweeney has been a Senior Vice President of Winthrop Financial Associates, A Limited Partnership since 1996. Ms. Sweeney is also a Vice President and Secretary of the Company. Ms. Sweeney's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th floor, Cambridge, Massachusetts 02142.

     Carolyn Tiffany is a Vice-President, Treasurer and Secretary of Presidio and the PCC Entities. Ms. Tiffany joined Winthrop Financial Associates, A Limited Partnership and its affiliates in 1996. In addition, Ms. Tiffany is the Chief Operating Officer of The Newkirk Group and a Vice President of the Company. Mr. Tiffany's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th floor, Cambridge, Massachusetts 02142.